

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

April 15, 2010

Mr. Mark Witt, Treasurer and Chief Financial Officer
Mainland Resources Inc.
20333 State Highway 249, Suite 200
Houston, Texas 77070

      Re: **Mainland Resources Inc.**
             Form 10-K/A for the Fiscal Year Ended February 28, 2009
             Filed March 16, 2010
             Form 10-Q for the Fiscal Quarters Ended May 31, 2009,
             August 31, 2009, and November 30, 2009
             Filed July 9, 2009, October 13, 2009 and January 19, 2010
             Response Letter Dated March 16, 2010
             File No. 000-52782

Dear Mr. Witt:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K/A for the Fiscal Year Ended February 28, 2009

General

1.   We note that in response to prior comment 1, you have check the box "yes" indicating that you are *not* required to file reports pursuant to Section 13 or Section 15(d) of the Act. We further note that you had a registration statement on Form SB-2 declared effective August 24, 2007. While you report that you have less than 300 holders of record, we did not see a Form 15 filed. Please advise.

2. We note your response to prior comment 1 from our letter dated January 29, 2010. You state that the stock splits were effectuated by the written consents of the Board of Directors and without the consent of stockholders pursuant to Section 78.207 of the Nevada Revised Statutes. It does not appear that you have made all the stock splits by "increasing or decreasing the number of authorized shares of the class *and* correspondingly increasing or decreasing the total number of issued and outstanding shares of the same class." After both the February 2008 Forward Stock Split and the May 2008 Forward Stock Split, you state that "authorized share capital continued to be 200,000,000 shares." Please advise.

3. Please advise us how you met your reporting obligations on the two occasions when you increased your authorized share capital since incorporation, particularly in regards to Item 5.03 of Form 8-K.

4. We note that you have given the aggregate market value of the voting and non-voting common equity held by non-affiliates as of August 31, 2009. Please revise to give this amount for the prior year.

Results of Operations, page 40

5. We note the revisions you have made in response to our prior comment 5. We also note that you have left a blank for the number of additional stock options granted during the period. Please complete your disclosure.

Note 2 – Summary of Significant Accounting Policies, page 50

6. We have considered your response to our prior comment number 9 in our letter of January 29, 2010. Please address the following additional questions with regard to the ceiling test prepared as of August 31, 2009 in your response.

- Explain why the carrying value of your proved properties used for the ceiling test of $2.0 million is less than the carrying value of proved properties recorded in your financial statements of $3.3 million.
- Please tell us the price that you used to calculate your future net revenues.
- Explain how you calculated the present value of estimated future net revenues. In this respect, based on your proved reserves as of August 31, 2009, current Henry Hub gas prices as of August 31, 2009 and estimated future development costs of $40 million that you have disclosed in your ceiling calculation, it appears that the present value of estimated future net revenues would be significantly lower than the $27 million that you have provided in your response.

Note 6 – Stock Option Plan, page 56

7.   We have considered your response to our prior comment number 11. Please disclose the method used to estimate your expected volatility in this footnote. Refer to Statement of Financial Accounting Standards 123(R), paragraph A240(e)(2)(b).

Management's Annual Report on Internal Control Over financial Reporting, page 66

8.   We have considered your response to our prior comment number six in our letter of January 29, 2010. The disclosures in your amended filing appear to address only management's conclusion as to the effectiveness of disclosure controls and procedures. In an amended filing, provide management's conclusion as to the effectiveness of internal controls over financial reporting as of the end of your most recent fiscal year. Refer to Regulation S-K Item 308(a)(3).

9.   We note that you have provided an amendment to your Form 10-K/A and still conclude that your disclosure controls and procedures are effective, but you have not explained how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and **reported** within the time periods specified in the Commission's rules and forms. Since management failed to provide its report on internal control over financial reporting, it does not appear your disclosure controls and procedures were effective as of February 28, 2009. Therefore, please further amend your Form10-K as of February 28, 2009 to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that disclosure controls and procedures were not effective as of the end of the fiscal year, or provide you analysis which supports your position that your disclosure controls and procedures were effective.

10.   You state that "management's report was subject to attestation by our registered public accounting firm pursuant to the temporary rules of the SEC that permit us to provide only management's report in this Annual Report on Form 10-K." Please revise or remove this disclosure in light of the fact that you are an Accelerated Filer and have filed an attestation report regarding internal control over financial reporting.

Additional Corporate Governance Policies, page 67

11.   We note your response to prior comment 13. We still cannot find the "Corporate Governance Documents" on your website where indicated, and we do not see

> where the Code of Ethics was included as an exhibit. Please make these documents available as indicated in your response.

Exhibits 31.1 and 31.2

12.   We note that in your certifications filed as exhibits 31.1 and 31.2, your Chief Executive Officer and Chief Financial Officer have included their titles in the first line of the certification. In future filings, please revise the certifications by your Principal Executive Officer and Principal Financial Officer so as not to include the certifying individual's title at the beginning of the certifications.

Form 10-Q for the Period Ending November 30, 2009

Exhibits 31.1 and 31.2

13.   We have considered your response to our prior comment number 20. We note that in the certifications in this filing are not titled "Certifications" and refer to the "small business issuer", and not the "registrant". In future filings, please provide certifications worded exactly as required by Regulation S-K Item 601(b)(31).

Engineering Comments

Form 10-K/A for the Fiscal Year Ended February 28, 2009

Griffiths 11-#1 Well, page 9

14.   As previously stated, it is not appropriate to disclose a range of recoverable reserves for your drilling projects. The term "recoverable reserves" is not defined in any SEC rule or guidance. You should only disclose reserves that meet the definition of proved reserves as found in Rule 4-10 of Regulation S-X in SEC filings. In addition, this range is not consistent with the proved reserves disclosed on page 12. Please revise your document to only disclose a single estimate of proved reserves to be recovered from the Griffiths 11-#1 well.

Note 4, Oil and Gas Properties, page 55

15.   As you now report proved reserves you must comply with the disclosure requirements of ASC Topic 932-235-50. Therefore, you are required to disclose the following as supplementary information, but not as part of the financial statements:

- o Proved oil and gas reserve quantities, including a reserve reconciliation table from one reporting period to the next as shown in ASC Topic 932-235-50-5 (see ASC Topic 932-235-55-2 for an illustrative example of this disclosure);
- o Capitalized costs related to oil and gas producing activities;
- o Costs incurred in oil and gas property acquisition, exploration and development activities;
- o Results of operations for oil and gas producing activities;
- o A standardized measure of discounted future net cash flows relating to proved oil and gas reserve quantities.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Gary Newberry at (202) 551-3761, or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. You may contact Jim Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact Parker Morrill at (202) 551-3696, or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief